UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 28, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie
Name  Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: November 28, 2007

28 November 2007
LGL Ballarat Goldfields mine recovery status
Lihir Gold Ltd (LGL) is making good progress in re-establishing operations at its Ballarat Goldfields underground mine, following a fall of ground in the main decline on Monday last week.
A preliminary inspection of the area has shown that it extends for a length of approximately 12 metres in the one kilometre-long upper decline.
Safety remains paramount in the recovery process, and LGL is working closely with regulatory authorities to develop an appropriate plan to remediate the decline and resume normal operations.
Power has been restored for dewatering and is also expected to be connected to the ventilation system within the next two days.
The schedule for a return to full working conditions will be determined once the recovery plan is finalised.
For further information contact:
Joe Dowling
GM Corporate Affairs
Mobile: 0421 587 755